DONALD R. REYNOLDS

dreynolds@wyrick.com

August 30, 2010

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Dana Hartz

Re:	Salix Pharmaceuticals, Ltd.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 31, 2010

Proxy Statement on Schedule 14A

Filed April 30, 2010

File Number: 000-23265

Ladies and Gentlemen:

We write this letter on behalf of our client Salix Pharmaceuticals, Ltd. in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated August 2, 2010. The comments are repeated below in italics for ease of reference.

Form 10-K for the fiscal year ended December 31, 2009

Collaborative and Product Acquisition Agreements, page 7

1.

For each agreement described, please disclose when the agreement expires, when royalty obligations terminate and any provisions that allow for early termination. In instances where the expiration is determined by the expiration of patents, please disclose when the

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August 30, 2010

last to expire patent is scheduled to expire. Additionally, disclose the applicable royalty rates. In instances where you have requested confidential treatment for the royalty rate, you may provide a range with a spread of 10 points or less (for example, single digits, teens, twenties, etc.).

Please see the proposed additional disclosure for future filings in bold below.

“aaiPharma LLC

In November 2003, we acquired from aaiPharma LLC for $2.0 million the exclusive right to sell 25, 75 and 100 milligram dosage strengths of azathioprine tablets in North America under the name Azasan. In addition, the agreement provides that Salix is to pay aaiPharma, on a quarterly basis, a low double-digit percentage royalty payment based on Salix’s net sales of Azasan in exchange for aaiPharma supplying us with drug product. Because the amount of the royalty payment is based on net sales during a quarter, with no minimum royalty amount, Salix is unable to prospectively disclose the absolute amount of such royalty payments. Royalties are only incurred if there is associated revenue, and then are included in “Cost of products sold” in the Statements of Operations. The license agreement and royalty obligations do not have a fixed expiration date, but may be terminated by either party if the other materially breaches the agreement and fails to cure the breach after notice. In addition, aaiPharma has the right to terminate the agreement if Salix is adjudged bankrupt, and Salix has the right to terminate the agreement at any time upon six months’ written notice to aaiPharma.

Alfa Wassermann S.P.A.

In June 1996, Salix entered into a license agreement with Alfa Wassermann S.P.A., a privately held pharmaceutical company headquartered in Italy, pursuant to which Alfa Wassermann licensed to Salix the exclusive rights to make, use and sell rifaximin (Xifaxan) in the United States and Canada for the treatment of gastrointestinal and respiratory tract diseases. Pursuant to the license agreement, we agreed to pay Alfa Wassermann a net sales-based single-digit percentage royalty, as well as milestone payments. Salix made annual milestone payments in varying amounts to Alfa Wassermann until the commercial launch of Xifaxan in July 2004. No more milestone payments remain under this agreement. Our obligation to pay royalties commenced upon the commercial launch of the product and continues until the later of (1) the expiration of the period in which the manufacture, use or sale of the products by an unlicensed third party would constitute an infringement on the patent covering the product or (2) 10 years from commercial launch. The last patent is currently scheduled to expire in 2024. Thereafter, the licenses granted to us shall continue as irrevocable royalty-free paid-up licenses. However, we would remain obligated to pay a net sales based royalty for use of the product trademark if we choose to continue using it after the other licenses expired. Because the amount of the royalty

Division of Corporation Finance

U.S. Securities and Exchange Commission

August 30, 2010

payment is based on net sales during a quarter, with no minimum royalty amount, Salix is unable to prospectively disclose the absolute amount of such royalty payments. Royalties are only incurred if there is associated revenue, and then are included in “Cost of products sold” in the Statements of Operations.

Alfa Wassermann has agreed separately to supply us with bulk active ingredient rifaximin at a fixed price. Salix is committed to purchase a percentage of its rolling 12-month forecast that is updated monthly, until July 2014 or introduction of a generic product, whichever occurs first, and these amounts are included in the “Purchase Commitments” line of its contractual commitments table in its Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The license agreement does not have a fixed expiration date, but continues until the earlier of 10 years from the commercial launch of the first non-orphan indication or the launch of a generic rifaximin product. After the occurrence of the earlier of those two events, the agreement may continue year to year at the option of both parties. There is a six-month notice period to cancel thereafter. Either party to the agreement may terminate it following a material breach by the other party and the failure of the breaching party to remedy the breach within 60 days. In addition, Alfa Wassermann has the right to terminate the agreement on three months’ written notice in the event that we fail to sell the product for a period of six consecutive months after commercial launch. In addition, Alfa Wassermann may terminate the agreement if we become involved in bankruptcy, liquidation or similar proceedings. We may terminate the agreement in respect of any indication or any part of the territory covered on 90 days’ notice, at which point our rights with respect to that indication or territory shall cease.

Cedars — Sinai Medical Center

On June 28, 2006, Salix entered into a license agreement with Cedars-Sinai Medical Center, or CSMC, for the right to use a patent and a patent application relating to methods of diagnosing and treating irritable bowel syndrome and other disorders caused by small intestinal bacterial overgrowth. Under the agreement, CSMC grants Salix the right to use its patent and patent application relating to methods of treating irritable bowel syndrome and other disorders caused by small intestinal bacterial overgrowth. CSMC also grants Salix a nonexclusive license to use any unpublished research and development information, know-how and technical data of CSMC as necessary to exploit all rights granted to Salix with respect to rifaximin, with a right to sublicense. In November 2008, the U.S. Patent and Trademark Office issued a patent to Cedars-Sinai Medical Center providing protection relating to rifaximin for treating irritable bowel syndrome caused by small intestinal bacterial overgrowth until August 2019. In October 2009, the USPTO issued a patent to Cedars-Sinai Medical Center providing protection relating to rifaximin for treating bloating caused by small intestinal overgrowth related to IBS. In May

Division of Corporation Finance

U.S. Securities and Exchange Commission

August 30, 2010

2010, the U.S. Patent and Trademark Office issued a patent to Cedars-Sinai Medical Center providing protection relating to rifaximin for treating irritable bowel syndrome until August 2019. Salix has an exclusive license to these patents from Cedars–Sinai Medical Center to make, have made, use, sell and have sold and import licensed products related to the use of rifaximin. As of December 31, 2009, the aggregate $1.2 million license fee had been paid. A portion of the $1.2 million was considered an up-front, non-refundable and irrevocable licensing fee. The balance was considered a prepaid, non-refundable and irrevocable royalty applicable as credit towards royalty amounts due and payable to CSMC, if any, under the agreement. At such time as the use of rifaximin is approved by the FDA as a treatment for irritable bowel syndrome, Salix will be required to pay CSMC low single digit percentage royalties on net sales of licensed products. An additional term of the license agreement with CSMC provides that Salix will expend a minimum amount per calendar year to seek and obtain regulatory approval and develop and commercialize licensed products. Because the license agreement provides the ability for Salix to terminate the agreement upon giving written notice of not less than 90 days, Salix does not include amounts payable under the license agreement as a purchase obligation in its contractual commitments table in Management’s Discussion and Analysis of Financial Condition and Results of Operations. The license agreement does not have a fixed expiration date, but continues until terminated in accordance with its terms or until the last patent expires, which is currently in 2019. Royalty obligations terminate with the related patents on a country-by-country basis and when the license agreement terminates. The agreement will terminate automatically if Salix is declared insolvent. The agreement and royalty obligations may be terminated by CSMC if Salix materially breaches the agreement and fails to cure the breach after notice.

Clinical Development Capital Partnership

In connection with Salix’s acquisition of InKine in September 2005, Salix assumed a license agreement with ALW Partnership for the worldwide rights, in perpetuity, to develop, use, market, sell, manufacture, have manufactured and sub-license Visicol and improvements, including OsmoPrep, in the field of colonic purgatives, along with ALW Partnership’s body of proprietary technical information, trade secrets and related know-how. Pursuant to this license agreement, Salix pays to Clinical Development Capital, or CDC, ALW’s successor, on a quarterly basis, a single-digit percentage royalty payment based on Salix’s net sales of these products. Because the amounts of the royalty payments are based on net sales during a quarter Salix is unable to prospectively disclose the amount of such royalty payments. The agreement requires a minimum annual royalty payment of $0.1 million. Additional royalties are only incurred if there is associated revenue, and then are included in “Cost of products sold” in the Statements of Operations. The license agreement does not have a fixed expiration date, but continues until terminated in accordance with its terms or until the last patent expires, which is currently in 2028. The agreement and royalty obligations may be terminated by either party if the other materially breaches the agreement and fails to cure the breach after notice. Salix may terminate the agreement with 60 days’ written notice to CDC. CDC has the right to terminate the agreement in the event Salix is declared insolvent.

Division of Corporation Finance

U.S. Securities and Exchange Commission

August 30, 2010

Dr. Falk Pharma GmbH

Pursuant to Salix’s license agreement, as amended, with Dr. Falk Pharma GmbH, Salix acquired the rights to develop and market a granulated formulation of mesalamine. The agreement provides that Salix make milestone payments in an aggregate amount of up to $11.0 million to Dr. Falk Pharma upon certain events prior to the commercial launch of the product, and quarterly low double-digit percentage royalty payments thereafter. As of December 31, 2009 all of these milestone payments had been made. Royalties are only incurred if there is associated revenue, and then are included in “Cost of products sold” in the Statements of Operations. The agreement and our obligation to pay royalties continue until the later of expiration of the last patent, which is currently scheduled in 2018, or 15 years from commercial launch, which would be December 2023 because we launched the product in December 2008. The agreement and royalty obligations may be terminated by either party if the other materially breaches the agreement and fails to cure the breach after notice. Dr. Falk Pharma may terminate the agreement if Salix sells all or substantially all of its assets or stock without notifying Dr. Falk Pharma and making a non-termination payment to Dr. Falk Pharma.

In March 2008 we acquired a license from Dr. Falk Pharma to a family of budesonide products, including a budesonide rectal foam in the United States. The rectal foam product has patent coverage in the U.S. until 2015. The agreement requires Salix to make an upfront payment and regulatory milestone payments that could total up to $9.5 million to Dr. Falk Pharma, with the majority contingent upon achievement of U.S. regulatory approval. At such time as the use of this product is approved by the FDA, Salix will be required to pay Dr. Falk Pharma low double-digit percentage royalties on net sales of licensed products. As of December 31, 2009, $1.5 million of upfront and milestone payments had been made. The remaining milestone payments are contingent upon filing an NDA and achievement of regulatory approvals. Because these milestone payments are conditioned upon events that might never occur, we do not consider the potential milestone payments as purchase obligations nor a commitment to be reported in our contractual commitments table in Management’s Discussion and Analysis of Financial Condition and Results of Operations. The agreement term continues until the later of expiration of the last patent or 17 years from commercial launch. The last patent is currently scheduled to expire in 2015, and we have yet to launch this product. The agreement may be terminated if either party materially breaches the agreement and fails to cure the breach after notice. Salix may terminate the agreement if development milestones are not achieved. Dr. Falk Pharma may terminate the agreement if development milestones are not achieved or if Salix sells all or substantially all of its assets or stock without notifying Dr. Falk Pharma and making a non-termination payment to Dr. Falk Pharma.

Division of Corporation Finance

U.S. Securities and Exchange Commission

August 30, 2010

Lupin, Ltd.

In September 2009, we entered into a Development, Commercialization and License Agreement with Lupin, Ltd. for Lupin’s proprietary drug delivery technology for rifaximin. The agreement provides that we are obligated to make upfront and milestone payments to Lupin that could total up to $53.0 million over the term of the agreement. As of December 31, 2009, we had paid $5.0 million of milestone payments. The remaining milestone payments are contingent upon achievement of certain clinical and regulatory milestones. Because these milestone payments are conditioned upon events that might never occur, we do not consider the potential milestone payments as purchase obligations nor a commitment to be reported in our contractual commitments table in Management’s Discussion and Analysis of Financial Condition and Results of Operations. The agreement terminates upon the termination of the low double-digit percentage royalty obligations which is the earlier of expiration of the last patent, or 10 years from commercial launch. Currently, if issued, the last patent would be scheduled to expire in June 2028, or later if patent term adjustments are granted. The agreement may be terminated by either party if the other materially breaches the agreement and fails to cure the breach after notice or if either party is declared insolvent. Salix may terminate the agreement if we determine development of the product is not commercially feasible. Lupin may terminate the agreement if the Supply Agreement described below is terminated.

In September 2009, we also entered into a Rifaximin Manufacturing and Supply Agreement. Under the this Supply Agreement, Lupin agrees to manufacture and supply us with rifaximin at a set price pursuant to rolling monthly forecasts and quarterly firm forecasts. Effective January 1, 2010, we must take or pay for rifaximin in an amount equal to not less than 50% of our requirements of rifaximin, and these amounts are included in the “Purchase Commitments” line of our contractual commitments table in our Management’s Discussion and Analysis of Financial Condition and Results of Operations. The agreement terminates 10 years from commercial launch unless extended for additional periods at Salix’s option and upon notice to Lupin. The agreement may be terminated by Salix immediately upon notice to Lupin in the event of product withdrawal by regulatory authorities. Salix may also terminate the agreement after the commercial sale or distribution of a generic version of the product by a third party. The agreement may be terminated by either party if the other materially breaches the agreement, including declaration of insolvency by either party, and fails to cure the breach after notice.

Division of Corporation Finance

U.S. Securities and Exchange Commission

August 30, 2010

Napo Pharmaceuticals, Inc.

In December 2008 we acquired rights to crofelemer from Napo Pharmaceuticals, Inc. Patents for crofelemer provide intellectual property protection to 2018. We are currently investigating crofelemer in a Phase III study as an anti-secretory anti-diarrheal agent for the treatment of chronic diarrhea in people living with HIV, or HIV-associated diarrhea. We made an initial payment of $5.0 million, consisting of $4.5 million in an upfront license fee, and a $0.5 million equity investment in Napo. In addition, we will make up to $50.0 million in milestone payments to Napo contingent on regulatory approvals and up to $250.0 million in milestone payments contingent on reaching certain sales thresholds. We will be responsible for development costs of crofelemer, but costs exceeding $12.0 million for development of crofelemer for the HIV-associated diarrhea indication will be credited towards regulatory milestones and thereafter against sales milestones. Additionally, Salix will pay tiered royalties, ranging from lower double-digits to 20 percent, depending on annual sales levels, on net sales of crofelemer, if approved. Because these milestone payments are conditioned upon events that might never occur, we do not consider the potential milestone payments as purchase obligations nor a commitment to be reported in our contractual commitments table in Management’s Discussion and Analysis of Financial Condition and Results of Operations. The license agreement and royalty obligations do not have a fixed expiration date, but continue until terminated in accordance with its terms or until the last patent expires. The last patent is currently scheduled to expire in 2018. The agreement and royalty obligations may be terminated by either party if the other materially breaches the agreement and fails to cure the breach after notice or is declared insolvent. Salix may terminate the agreement if we determine development of the product is not commercially feasible.

Norgine B.V.

In December 2005, we acquired from Norgine B.V. the exclusive rights to sell NRL944 (now marketed by us under the trade name MoviPrep), a proprietary, liquid PEG bowel cleansing product in the United States. The agreement provides that Salix make an upfront payment and milestone payments to Norgine that could total up to $37.0 million. As of December 31, 2009, $27.0 million of upfront and milestone payments had been made. The remaining milestone payment is contingent upon reaching a sales threshold. Because this milestone payment is conditioned upon an event that might never occur, we do not consider the potential milestone payment as a purchase obligation nor a commitment to be reported in our contractual commitments table in Management’s Discussion and Analysis of Financial Condition and Results of Operations. We currently purchase finished product from Norgine. In addition, if we purchase the product from others, we are obligated to pay Norgine a royalty in the low teens as a percentage of net sales. The royalty obligations terminate upon the earlier of expiration of the last patent or approval of an Abbreviated New Drug Application for the product. The last patent is currently scheduled to expire in 2024. The license agreement does not have a fixed expiration date, but continues until terminated in

Division of Corporation Finance

U.S. Securities and Exchange Commission

August 30, 2010

accordance with its terms. The agreement may be terminated by either party if the other materially breaches the agreement and fails to cure the breach after notice or becomes insolvent. Salix may terminate the agreement with 12 months’ written notice.

Wilmington Pharmaceuticals, LLC

In September 2007, we acquired the exclusive, worldwide right to sell metoclopramide–Zydis® (trade name Metozolv) from Wilmington Pharmaceuticals, LLC. The agreement provides that Salix make an upfront payment and milestone payments that could total up to $8.0 million. The Company also loaned Wilmington $2.8 million, which we netted against the payment of the approval milestone as a result of FDA approval on September 8, 2009. As of December 31, 2009, we had paid all upfront and milestone payments under this agreement. Additionally, Salix will pay mid-teen percentage royalties on net sales of Metozolv. Royalties are only incurred if there is associated revenue, and then are included in “Cost of products sold” in the Statements of Operations. The agreement terminates upon the termination of the royalty obligations, which is the earlier of expiration of the last patent or 10 years from commercial launch. We launched this product in 2009, but the last patent is currently scheduled to expire in June 2017. Salix may terminate the agreement at any time with 180 days’ written notice to Wilmington. Wilmington has the right to terminate the agreement in the event Salix opposes the grant of a patent on any patent application, or disputes or directly assists a third party to dispute the validity of any patent covered by the agreement. The agreement may be terminated by either party if the other materially breaches the agreement and fails to cure the breach after notice or if either party is declared insolvent.”

Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Research and Development, page 38

2.	Please disclose the following information for each significant pipeline project that you list on page 32:

•	The cost incurred during each period presented additional costs spent to date which you disclose on page 40.

•	The nature, timing and estimated costs of the efforts necessary to complete the project; and

•	The period in which material net cash inflows from significant projects are expected to commence.

Please disclose your criteria for deeming a project significant. For the remainder of the projects that you do not deem significant, summarize the number of programs and costs for each period by therapeutic or other descriptive class/category showing preclinical versus clinical, and provide an estimate of the nature, timing and cost to complete these programs.

Division of Corporation Finance

U.S. Securities and Exchange Commission

August 30, 2010

Salix respectfully submits that due to the significant risks and uncertainties inherent in the clinical development and regulatory approval processes, the cost to complete projects, the development timelines for their completion and the period in which any material net cash inflows will commence cannot be reasonably estimated. For example, Salix filed an NDA for balsalazide tablets in July 2007, received an approvable letter from the Food and Drug Administration, or FDA, in May 2008, filed a complete response letter in June 2008, received a complete response letter from the FDA in December 2008 which stated that clinical data from an additional adequate and well–controlled clinical trial would be required in order to conduct further review on the NDA, filed another complete response letter in October 2009, and received another complete response letter from the FDA in April 2010. Salix proposes the following disclosure in future filings:

“Due to the significant risks and uncertainties inherent in the clinical development and regulatory approval processes, the cost to complete projects and development timelines for their completion cannot be reasonably estimated. Enrollment in clinical trials might be delayed for reasons beyond our control, requiring additional cost and time. Results from clinical trials might not be favorable, or might require us to perform additional unplanned clinical trials, requiring additional cost and time, or resulting in termination of the project. Further, data from clinical trials is subject to varying interpretation, and might be deemed insufficient by the regulatory bodies reviewing applications for marketing approvals, requiring additional cost and time, or resulting in termination of the project. Process development and manufacturing scale-up for production of clinical and commercial product supplies might take longer and cost more than our forecasts. As such, clinical development and regulatory programs are subject to risks and changes that might significantly impact cost projections and timelines.

The following table summarizes costs incurred for our significant projects, in thousands. We consider a project significant if expected spend for any year exceeds 10% of our development project budget for that year.

Project	Year ended December 31,			Cumulative through December 31, 2009
	2009	2008	2007
Rifaximin for hepatic encephalopathy, or HE	$7,411	$12,489	$5,643	$29,461
Rifaximin for irritable bowel syndrome, or IBS	21,100	15,459	5,861	46,311
Crofelemer for HIV-associated diarrhea	9,229	2,375	—	11,604
Balsalazide disodium tablet for ulcerative colitis	250	6,150	24,861	40,542
Budesonide foam for ulcerative proctitis	5,886	210	—	6,096
Granulated mesalamine for ulcerative colitis - Apriso	1,063	7,535	2,823	25,581
Other non-significant rifaximin clinical projects (5 in 2009, 4 in 2008, 5 in 2007)	4,063	3,762	6,708	N/A
All other clinical programs (5 in 2009 and 2008, 3 in 2007)”	1,956	1,224	972	N/A

Division of Corporation Finance

U.S. Securities and Exchange Commission

August 30, 2010

Liquidity, page 42

3.	Your disclosure indicates “Net cash used by operating activities was $56.3 million in 2009 and was primarily attributable to our net loss for the period, and an increase in accounts receivable due to increased sales in the fourth quarter of 2009.” Provide us expanded disclosure that explains why accounts receivable increased at a rate greater than sales in 2009. Sales in the quarter ended December 31, 2009 were 16% higher than in the quarter ended December 31, 2008 yet accounts receivable at December 31, 2009 is 142% higher than at December 31, 2008.

Please be advised that Salix’s accounts receivable at December 31, 2009 included $10.8 million in gross sales of its new product, Metozolv, to wholesalers. As disclosed on page F-7 of the 2009 Form 10-K under “Critical Accounting Policies – Revenue Recognition”, Salix did not recognize these gross sales as revenue due to its inability to estimate returns. In addition, approximately $97 million of gross sales made during the quarter ended December 31, 2009 were uncollected at December 31, 2009, compared to approximately $40 million of gross sales made during the quarter ended December 31, 2008 uncollected at December 31, 2008. The higher amount at December 31, 2009 was a result of the timing of shipments during the quarter and extended terms provided to some of our customers. These receivables were substantially all collected within their terms in subsequent periods. Salix will expand its disclosure in future filings to include this additional explanation.

Note 2. Summary of Significant Accounting Policies

Research and Development, page F-9

4.	You disclose that you capitalize nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities and expense them over the period that the related goods are delivered or services are performed. Please clarify for us whether or not you can recollect these funds in the event that the third party does not deliver the goods or perform the service for which the payments were made. In addition, please tell us why it was appropriate to capitalize these advance payments under U.S. GAAP.

Division of Corporation Finance

U.S. Securities and Exchange Commission

August 30, 2010

In determining to capitalize these advance payments, Salix relied on the following excerpt from EITF 07-03 “Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities”, (codification reference ASC 730-20-25-13):

“The Task Force reached a consensus that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. Such amounts should be recognized as an expense as the related goods are delivered or the related services are performed. Entities should continue to evaluate whether they expect the goods to be delivered or services to be rendered. If an entity does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense.”

Salix expects the goods or services to be delivered for its advance payments, and expenses these amounts when delivered. In the event Salix determines that the goods or services will not be delivered, it expenses the remaining advance payments in that period. Based on this guidance Salix believes it appropriate to capitalize these advance payments under U.S. GAAP.

Inventories, page F-10

5.	We note that you capitalize inventory prior to FDA approval and you had a recent write-off of inventory due to feedback from the FDA regarding your NDA for the balsalazide tablet. Please disclose the amount of total pre-approval inventory for all products as of each balance sheet date presented and the amount of losses recorded on this inventory for each period presented. Also, disclose the facts and circumstances that existed for you to deem it appropriate to capitalize the balsalazide tablet inventory after analyzing the Phase III data or filing the NDA, whichever is applicable in this case following your accounting policy, in view of contingencies that needed to be resolved to obtain FDA approval, the probability of obtaining FDA approval, and the estimated timing of obtaining FDA approval.

In July 2007 Salix filed a New Drug Application, or NDA, for balsalazide tablets. On May 16, 2008 Salix received an approvable letter from the FDA for balsalazide tablets. On June 30, 2008 Salix filed a complete response to the May 16 letter, and began capitalizing costs related to balsalazide tablet inventory because Salix believed that it had addressed the FDA’s concerns. On December 22, 2008 Salix received a complete response letter from the FDA to the June 30 letter, which stated that clinical data from an additional adequate and well–controlled clinical trial would be required in order to conduct further review on the NDA. As a result, at December 31, 2008 Salix reserved for and expensed all inventory related to balsalazide tablets. At December 31, 2009, 2008 and 2007 there were no amounts included in inventory related to

Division of Corporation Finance

U.S. Securities and Exchange Commission

August 30, 2010

balsalazide tablets. During 2008 Salix incurred costs of approximately $2.0 million related to balsalazide tablet inventory, which Salix reserved for and expensed during 2008. At December 31, 2008 there were costs of approximately $67,000 included in inventory related to Metozolv, which was subsequently approved in September 2009. There were no other pre-approved inventory amounts as of the dates of the balance sheets in the Form 10-K. Salix will disclose these amounts and facts and circumstances in future filings.

Intangible Assets and Goodwill, page F-11

6.	In accordance with FASB ASC 350-50-50-1, please separately disclose the amount of your intangible assets by major asset class, such as license agreements, product rights, etc.

Salix’s intangible assets, other than goodwill, are license agreements or product rights, and the individual balances are described in the footnote referenced above beginning on page F-11 of the 2009 Form 10-K. Salix proposes changing the table on page F-11 to the following in future filings:

	“2009			2008
	Gross Amount	Accumulated Amortization	Net Carrying Value	Gross Amount	Accumulated Amortization	Net Carrying Value
Goodwill	$85,257	$—	$85,257	$85,257	$—	$85,257
Finite lived intangible assets	147,653	38,050	109,603	133,388	26,566	106,822
Indefinite lived intangible assets	—	—	—	—	—	—

Total	$232,910	$38,050	$194,860	$218,645	$26,566	$192,079

The average remaining life of our finite lived intangible assets was 9 years and 10 years at December 31, 2009 and 2008, respectively.”

Division of Corporation Finance

U.S. Securities and Exchange Commission

August 30, 2010

Stockholder’s Equity

Stock Based Compensation, page F-20

7.	Please disclose the income statement line item(s) for which the stock based compensation expense was included for each period presented, e.g. Research and Development and Selling, General and Administrative.

Salix proposes including the disclosure below in future filings:

“The following table summarizes stock-based compensation expense incurred for the years ended December 31, in thousands:

	2009	2008	2007
Research and development	$1,773	$1,136	$956
Selling, general and administrative	4,663	3,620	2,722

Total	$6,436	$4,756	$3,678	”

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 20

8.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

In response to the promulgation of Item 402(s) of Regulation S-K, Salix’s management reviewed the Company’s compensation policies and practices for all employees, not just Named Executive Officers, to determine if the compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the Company. In particular, management considered, among other factors, the consistency of compensation policies across the entire business, the extent to which compensation rewards near-term actions while the risks of those actions will not materialize for several years, and the compensation policies in parts of the business that carry higher portions of the Company’s risk profile or generate significantly more profit than others. Salix has a relatively straightforward compensation program consisting principally of base salary, annual incentive cash compensation and stock-based awards, as described in its proxy solicitation materials and Form 10-K, applicable to all employees. Additionally, Salix’s sales representatives receive quarterly cash bonuses based on meeting quarterly objectives primarily related to filled prescriptions for the Company’s drugs written by doctors on whom they call, a policy that rewards the representatives for increasing the Company’s revenues. As a result of its review, management concluded that Salix’s compensation programs as currently structured do not create risks that are reasonably likely to have a material adverse effect on the Company.

Division of Corporation Finance

U.S. Securities and Exchange Commission

August 30, 2010

Management presented its analysis and conclusion regarding the Company’s compensation policies and practices to the Board of Directors and the Compensation Committee. The Board of Directors and the Compensation Committee, which had the opportunity to meet separately to discuss the Company’s compensation policies and practices, agreed with management’s belief that Salix’s compensation programs, as currently structured, do not create risks that are reasonably likely to have a material adverse effect on the Company. Therefore, Salix respectfully submits that no disclosure is necessary under Item 402(s) of Regulation S-K.

9.	We note that in determining base salary increases and cash incentive payments the Committee considered the extent to which corporate objectives were achieved, individual performance and peer group data. Please describe the corporate objectives and the extent to which they are achieved. To the extent that the objectives were quantified, the description should also be quantified. For example, we note your statement that one of the factors considered in determining Mr. Derbyshire’s salary increase was the achievement of your financial projections.

As requested, Salix has described the corporate objectives and the extent to which they were achieved in the new bold first full paragraph on page A-3 of Appendix A to this letter, which is a revised version of Salix’s executive compensation disclosure from its definitive proxy statement on Schedule 14A as if filed responsive to the Staff’s comments. Salix will make similar disclosure, and disclosure similar to that set forth in Appendix A responsive to comments 10 and 11, in future filings.

10.

Additionally, we note that the Committee generally targets compensation at the 75th percentile of your peer companies and that the Committee considered the peer company compensation data when increasing salaries and determining the annual cash incentive payments. Please explain how each executive officer’s compensation compared to the compensation at the peer companies before and after the increases and awards.

Salix explains, on the new bold paragraph starting on page A-3 and finishing on page A-4 of Appendix A, how each executive officer’s compensation compared to compensation at the peer companies before and after the increases and awards.

Division of Corporation Finance

U.S. Securities and Exchange Commission

August 30, 2010

Long Term Equity Incentives, page 23

11.	We note your disclosure that the number of restricted shares granted is based on the officer’s level, potential annual bonus, peer group data, individual performance, overall performance of Salix and existing equity awards held by executives. Please expand your disclosure here to clarify the process of which the Committee determines the dollar amount of each named executive officer’s restricted stock award based on the factors you identify. For example, how is the potential annual bonus determined, how has the existing awards held by executives impacted the size of awards, and how have the equity awards impacted the comparison of your executive compensation to the compensation paid by the peer companies?

Salix has expanded its disclosure, with the bold language in the last paragraph on page A-4 and the first full paragraph on page A-5 of Appendix A, to clarify the process through which the Committee determines the dollar amount of each named executive officer’s restricted stock award based on the factors identified.

*     *     *     *     *     *     *     *

On behalf of Salix, we respectfully submit that the foregoing is appropriately responsive to the comment of the Staff. In addition, please see the requested “Tandy representations” from Salix.

If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

Donald R. Reynolds

cc:	Adam C. Derbyshire

Mark D. Reeth, Esq.

APPENDIX A

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee of our Board of Directors was established in December 1994 and during 2009 and the first half of 2010 was composed of independent directors, Richard A. Franco, Sr. (Chair), Thomas W. D’Alonzo, William P. Keane and Mark A. Sirgo. In general, the Committee is responsible for reviewing, approving and recommending to the Board our compensation practices, including executive salary levels and variable compensation programs. With respect to executive officers other than the Chief Executive Officer, in addition to comparative peer company data, the Committee considers the recommendations for such individuals’ salaries presented by the Chief Executive Officer and the reasons for those recommendations. In determining compensation for the Chief Executive Officer, the Committee considers comparative financial and compensation data of selected peer companies.

Executive Compensation Philosophy and Objectives

We compete in an aggressive and dynamic industry and, as a result, believe that finding, motivating and retaining quality employees, particularly senior managers, sales, marketing and development personnel, are key factors to our future success. The Compensation Committee’s compensation philosophy seeks to align the interests of stockholders and management by tying compensation to our performance, either directly in the form of salary or annual cash incentive payments, or indirectly in the form of equity awards granted to employees.

The primary objectives of our executive compensation policies include the following:

•	To attract, motivate and retain a highly qualified executive management team;

•

To link executive compensation to corporate objectives, including product development, revenue, earnings and business development goals, as well as to define individual management objectives established by the Committee;

•	To compensate competitively with the practices of similarly situated specialty pharmaceutical companies; and

•	To create management incentives designed to enhance stockholder value.

To achieve these objectives, the Committee seeks to design our executive compensation program and set compensation levels for the Named Executive Officers that are comparable to those of other companies that compete with us for executive talent. The Committee uses both objective and subjective criteria to evaluate Salix and individual performance and set compensation. This approach allows the Committee to exercise discretion and not rely solely on rigid formulas and quantitative analyses. The Committee generally targets compensation at the 75th percentile of our peer companies. Through a discretionary annual cash incentive plan, the Committee seeks to reward outstanding performance, incentivize future achievement and assist in attracting and retaining our executive officers. We also provide long-term compensation in the form of restricted stock grants. The Committee believes restricted stock awards allow the Named Executive Officers to participate in our long-term success, align their long-term interests with those of our stockholders, reward for past performance and incentivize future performance, and help retain talented executive management personnel.

Sources of Information

The Committee relies on various sources of information to assist it in establishing and maintaining our compensation program. In 2006, the Committee engaged AON Consulting, an independent compensation consulting firm, to review and assess our executive compensation program, with a focus on the selection of an appropriate peer group of companies against which to compare our compensation.

The Committee also considers data from the Radford Biotechnology Survey for companies in the life sciences industry with less than 500 employees. Finally, the Committee relies on the experience and knowledge that the Committee members, Salix and its senior management have gained over the years from the administration of compensation programs, and seeks input from the Chief Executive Officer on the performance of the other Named Executive Officers and on recommendations for their compensation levels. The Compensation Committee uses information from these sources each year to assist it in evaluating the competitiveness of our executive compensation programs, setting compensation levels for the Named Executive Officers and meeting the Committee’s stated compensation objectives.

The Compensation Committee believes that our compensation programs for the executive officers are competitive and appropriately designed to attract and retain key employees, reward superior performance and promote long-term stockholder value. The Committee plans to continue to review the compensation payable to our executive officers, periodically evaluate our compensation practices with the assistance of an independent compensation consultant and make any changes it deems appropriate to our compensation structure to ensure that the programs are designed and implemented to achieve the Committee’s stated goals.

Peer Group Compensation Data

As noted above, an important component of our executive compensation analyses is a comparison of our executive compensation to that paid by a group of peer companies. It is only one component we use to evaluate our compensation programs and set compensation levels. However, we believe it is a useful tool because we compete with the peer companies for executive talent. Beginning with the assistance of AON Consulting in 2006, we identified a peer group consisting of other life sciences companies that were generally comparable in size to us based on revenue, net income and market capitalization. We periodically review the peer group for changes resulting from mergers, acquisitions, bankruptcies, going-private transactions and other changes in strategic focus or circumstances, removing from the list any companies that no longer fit the relevant criteria and adding any new ones that do. For purposes of compensation decisions made in 2009, our peer group of companies consisted of the following: Abraxis BioScience, Inc.; Alkermes, Inc.; CV Therapeutics, Inc.; Endo Pharmaceuticals Holdings Inc.; K-V Pharmaceutical Company; The Medicines Company; Medicis Pharmaceutical Corporation; Santarus, Inc.; and ViroPharma Incorporated.

Based upon its review of our growth and peer group in 2010, the Compensation Committee eliminated three companies that no longer conformed to our peer group profile and replaced them with seven new companies. The companies eliminated from our peer group were: CV Therapeutics, Inc.; K-V Pharmaceutical Company; and Santarus, Inc. The companies added to our peer group were: Alexion Pharmaceuticals, Inc.; Auxilium Pharmaceuticals, Inc.; BioMarin Pharmaceutical Inc.; Cubist Pharmaceuticals, Inc.; Onyx Pharmaceuticals, Inc.; United Therapeutics Corporation; and Valeant Pharmaceuticals International. Accordingly, for purposes of compensation decisions made in 2010, our full peer group of companies consisted of the following:

Abraxis BioScience, Inc.	The Medicines Company
Alexion Pharmaceuticals, Inc.	Medicis Pharmaceutical Corporation
Alkermes, Inc.	Onyx Pharmaceuticals, Inc.
Auxilium Pharmaceuticals, Inc.	United Therapeutics Corporation
BioMarin Pharmaceutical Inc.	Valeant Pharmaceuticals International
Cubist Pharmaceuticals, Inc.	ViroPharma Incorporated
Endo Pharmaceuticals Holdings Inc.

Analysis of Specific Compensation Programs

Base Salary

The base salaries of each of the Named Executive Officers, other than the Chief Executive Officer, for the year ended December 31, 2009 were reviewed by the Compensation Committee, considering among other things, the recommendation of the Chief Executive Officer. In its review, the Committee considered the extent to which we achieved our pre-established corporate objectives for the year in question, the executive’s position, his or her individual performance, and other factors including data from our peer group of companies.

Our 2009 corporate objectives included financial, sales, corporate compliance, research and development, and business development goals. The financial goals included achieving net sales and earnings per share in line with publicly announced projections, which we achieved. During 2009 we achieved all of our research and development goals, including filing a New Drug Application for Xifaxan as a treatment for hepatic encephalopathy by June 30, 2009, as well as successful progress in critical clinical trials. Sales goals for 2009 focused on numbers of prescriptions of key products in line with our publicly announced guidance, in addition to establishing a functional second sales force by September 30, 2009. We also targeted maintaining a high level of corporate compliance to ensure corporate integrity, which we believe is critical in our industry. Finally, our 2009 business development goals focused on implementing a comprehensive strategy for rifaximin, including licensing activities, strengthening our patent portfolio, exploring formulation innovations and licensing, co-promotion and other strategic alternatives, and pursuing regulatory opportunities. We believe we substantially achieved all these goals. We believe that Salix’s achievements in 2009 in sales and research and development in particular drove the substantial increase in our stock price since the beginning of the year, providing significant value to our stockholders and meriting the compensation we paid our named executive officers.

We believe that we set achievable but challenging target levels and objectives. As evidence of that achievement and therefore annual cash incentive payments based on achievement, as discussed below, was approximately 115% of target for 2009, primarily because of the Company’s significant achievements in 2009, including successful clinical trials and regulatory filings and approvals; approximately 90% for 2008, primarily because of delays in FDA approval of our drug candidates; and has averaged approximately 100% of target over the past 5 years. In determining compensation for the Chief Executive Officer, the Compensation Committee considers primary achievements against these objectives, and comparative financial and compensation data of selected peer companies.

The Compensation Committee approved the following base salary increases in 2009 and 2010 for the executive officers named in the Summary Compensation Table. All adjustments are effective as of January 1 of the relevant year. Factors influencing Ms. Logan’s increase in 2010 include her leadership of the Company to one of its most successful years, especially with regard to increasing revenue. Factors influencing Mr. Derbyshire’s increase in 2010 include his leadership and contributions in 2009 in managing our finance department and investor relations, assisting us to achieve our financial projections and raising approximately $130 million in our stock offering in November. Factors influencing Dr. Forbes’ increase in 2010 include his March 2010 promotion to Executive Vice President, Research and Development and Chief Development Officer, his hard work and leadership of the Company’s drug development efforts, including reporting promising data from clinical trials of rifaximin for hepatic encephalopathy, or HE, and irritable bowel syndrome which are critical to our future success, as well as filing an NDA for HE and receiving a favorable recommendation for approval by The Gastrointestinal Drug Advisory Committee, and receiving FDA approval of MetoZolv ODT.

	2008 Salary ($)	Salary Adjustment for 2009		2009 Salary ($)	Salary Adjustment for 2010		2010 Salary ($)
Name		($)	(%)		($)	(%)
Carolyn J. Logan	$713,000	$28,500	4.0%	$741,500	$29,660	4.0%	$771,160
Adam C. Derbyshire	352,000	58,000	16.5	410,000	16,400	4.0	426,400
William P. Forbes	310,000	50,000	16.1	360,000	46,800	13.0	406,800

We also compare these amounts, both before and after increases, to base salaries for comparable officers at the peer companies identified above. We believe that both Mr. Derbyshire and Dr. Forbes have performed at a very high level for a number of years, and received base salaries under our stated goal of paying in the 75th percentile of comparable officers at comparable companies in 2008. As a result both received promotions, Mr. Derbyshire from Senior Vice President to Executive Vice President, as well as more significant salary adjustments. We came to a similar conclusion with respect to Dr. Forbes with respect to 2009, promoting him to Executive Vice President in 2010 and again giving him a more significant salary increase than most of our employees. Otherwise, through 2009 we believe executive base salaries aligned with our goal of paying in the 75th percentile. We also believe they align in 2010 assuming similar increases in executive salaries at our peer companies as they provided in 2009.

Annual Cash Incentive Payments

The annual cash incentive payments to each of the Named Executive Officers, other than the Chief Executive Officer, for the year ended December 31, 2009 are based, in the discretion of the Compensation Committee, upon achievement relative to 2009 corporate objectives, as described above. The Compensation Committee also takes into account individual performance in determining awards for named executive officers and other factors including data from our peer group of companies. The Committee solicits and considers the recommendations of the Chief Executive Officer in this area.

In determining the bonus for the Chief Executive Officer, the Committee considers primarily achievement relative to 2009 corporate objectives, individual performance and data from our peer group of companies. Due to the performance of Ms. Logan in managing Salix during 2009, a year in which we achieved our financial projections, raised approximately $130 million in a stock offering, in-licensed additional rifaximin intellectual property, filed an NDA for HE and received FDA approval to market our drug MetoZolv ODT, in April 2010, she received a cash incentive payment of $650,683. We also considered the importance of Ms. Logan and our other key employees being retained and motivated to implement our long-term strategic plan to expand our revenue base primarily by means of the development of new indications for rifaximin and product acquisition, and return to profitability.

Long-Term Equity Incentives

We currently issue equity compensation under our 2005 Stock Plan, as amended (the “2005 Stock Plan”). We also still have outstanding options under our 1996 Stock Option Plan and equity compensation plans assumed when we acquired InKine Pharmaceutical Company, Inc. in September 2005, specifically InKine’s 2004 Equity Compensation Plan, 1999 Equity Compensation Plan, 1997 Consultant Stock Option Plan and 1993 Stock Option Plan.

We grant executive officers and other eligible persons long-term equity incentives under our 2005 Stock Plan. Such equity incentives could include stock options, restricted stock, stock bonuses and stock purchase rights. In awarding equity incentives, the Compensation Committee reviews an executive officer’s duties and responsibilities, the value of the executive officer’s services, and the executive officer’s present and potential contribution to our success. Equity incentives such as option awards granted to executive officers generally have a term of ten years and are subject to a three or four-year vesting schedule.

The Compensation Committee traditionally awarded stock options to our executive officers as incentives. However, beginning in 2006, we decided to award shares of restricted stock instead of options, and we implemented a restricted stock grant program under the 2005 Stock Plan. In consultation with compensation consultant Aon and based in part on information for the peer companies described above and industry data, Salix has a comprehensive matrix tying each employee’s title or level within the organization to ranges of compensation, including of potential annual cash bonus, which is a given percentage of base salary for each level. The actual potential annual cash bonus amounts for executive officers are set by the Compensation Committee as described above under “Annual Cash Incentive Payments”. The Compensation Committee bases the number of restricted shares granted to each executive officer on a dollar value for the individual executive officer divided by the 30-day average closing price of our stock prior to the grant date. The dollar value for each executive officer is determined based on the officer’s level within the Company as described above, in that it is equal to his or her potential annual cash bonus, times a multiplier that generally increases as the employee’s level within the organization increases. We apply a multiplier because restricted stock grants are long-term incentive awards intended to motivate and reward performance over multiple years. The Committee takes existing awards held by executives into account in making grants, although it has not historically changed the amount of any grant as a result. We grant restricted stock to all of our employees on a similar basis. We decided to award shares of restricted stock instead of options because we believe that awards of restricted stock have clearer and less onerous accounting implications than options. Grants that vest over time provide a particularly strong incentive because they become more valuable to employees as the fair market value of the common stock increases. Employees must remain employed for a fixed period of time, generally three or four years, in order for the shares to vest fully, and with no vesting at all until the first anniversary of the vesting commencement date for annual grants or the first anniversary of the first of the month of hire for new hire grants. In addition, because the grants of restricted stock have some value even if our stock price decreases, we can grant less shares compared to option grants, resulting in less potential dilution to our stockholders. Finally, we believe that granting stock supports our culture of ownership at Salix and is an important element in maintaining strong employee morale and retention.

In 2008, we believe our stock price was lower than in prior years due to the generic approvals in December 2007. Rather than significantly increasing the total number of shares of restricted stock granted under our calculation above in reaction, we instead granted 75% of the number of restricted shares under the calculation to executive officers that vests over a three-year period rather than a four-year period. In 2009, we granted 100% of the number of restricted shares under the calculation to executive officers that vests over a four-year period. As an additional mechanism to encourage long-term performance, which we believe is in stockholder interests, we have a policy that senior staff (namely, our Chief Financial Officer and all Vice Presidents, whether, executive, senior or not) retain at least 30% of the after-tax value of their equity awards until no longer employed by Salix. Historically, none of our executive officers have failed to meet this standard. In making its determination on awarding restricted stock to executive officers, the Compensation Committee considers data about equity compensation by other relevant companies, the executive’s position, his or her individual performance, existing equity awards held by the executive and other relevant factors, including the overall performance of Salix and impact upon stockholders. Historically, our grants of restricted stock have kept overall compensation of our executive officers in our targeted range of the 75th percentile of peer companies, as described above.

Based on these criteria, on July 1, 2009, the Compensation Committee granted 94,220 shares of restricted stock to Ms. Logan, 31,010 shares of restricted stock to Mr. Derbyshire and 21,890 shares of restricted stock to Dr. Forbes. These grants represented 100% of target grants, based on achievement at that date against corporate objectives, and were comparable to grants made to all employees, based on individual performance and our desire to incentivize employees. These grants vest in equal amounts over four years beginning on July 1, 2010, subject to continued employment.

Stock Ownership Guidelines

As noted above, in an effort to more closely align the interests of our senior staff, including executive officers, with those of our stockholders, we have implemented a stock retention policy set forth in our Corporate Governance Guidelines whereby each member of our senior staff must retain 30% of any equity awards issued to him or her, net of any income taxes owed thereon, until such person’s termination.

Perquisites

The Company provides severance benefits upon a change in control of the Company as described in more detail below under the heading “Employment Agreements and Change in Control Arrangements,” a 401(k) retirement savings plan with matching contributions from the Company, a group health plan and group term life insurance. The Company generally does not provide other perquisites to its executive officers or maintain supplemental retirement programs for its Named Executive Officers because the Committee believes that the existing compensation arrangements adequately compensate them and allow them to plan for their retirement.

Tax Deductibility of Executive Compensation

Section 162 of the Internal Revenue Code limits the federal income tax deductibility of compensation paid to the Chief Executive Officer and to each of the Named Executive Officers. We may deduct such compensation only to the extent that during any fiscal year the compensation paid to such individual does not exceed $1 million or meet certain specified conditions, including stockholder approval. In addition, compensation paid to the Company’s Named Executive Officers is intended to satisfy the requirements of Section 409A and the Treasury Department guidance and regulations issued thereunder to avoid the imposition of additional taxes and penalties. Based on our current compensation plans and policies and proposed regulations interpreting these provisions of the Code, we believe that, for the near future, there is little risk that we will lose any significant tax deduction for executive compensation, although there can be no assurance in this regard. The Committee did not make any specific adjustments to Named Executive Officer compensation in 2009 as a result of tax considerations.

SUMMARY COMPENSATION TABLE

The following table sets forth information concerning the compensation awarded to, earned by, or paid for services rendered to us and our subsidiaries in all capacities during the years ended December 31, 2007, 2008 and 2009 by (1) our principal executive officer, (2) principal financial officer and (3) other executive officers whose total compensation exceeded $100,000 during the year ended December 31, 2009. The officers listed on the table set forth below are referred to collectively in this Proxy Statement as the “Named Executive Officers.”

Name and Principal Position	Year	Salary($)	Stock Awards($)(1)	Non-Equity Incentive Plan Compensation($)(2)	All Other Compensation($)(3)	Total($)

Carolyn J. Logan President and Chief Executive Officer	2009	$741,500	$928,067	$650,683	$15,329	$2,335,579
	2008	713,000	694,274	320,850	13,914	1,742,038
	2007	685,000	922,866	342,500	107,832	2,058,198

Adam C. Derbyshire Executive Vice President Finance and Administration and Chief Financial Officer	2009	410,000	305,449	235,750	12,305	963,504
	2008	352,000	190,890	175,000	10,890	728,780
	2007	338,000	250,067	130,000	10,260	728,327

William P. Forbes Executive Vice President, Research and Development and Chief Development Officer	2009	360,000	215,617	205,000	12,575	793,192
	2008	310,000	190,890	145,000	24,032	669,922
	2007	279,000	178,601	160,000	10,328	627,929

(1)	Restricted stock awards are generally granted to the Named Executive Officers in early July. The reported amounts represent the aggregate grant date fair value of the awards computed in accordance with Financial Accounting Standards Board Account Standards Codification Topic 718, Stock Compensation, as modified or supplemented, or FASB ASC Topic 718. Restricted stock awards granted the Named Executive Officers in 2007 and 2009 vest in equal amounts annually on the anniversary of their vesting commencement date over four years, subject to continued employment. Restricted stock awards granted to the Named Executive Officers in 2008 vest in three equal amounts beginning on the first anniversary of the vesting commencement date, subject to continued employment. Ms. Logan, Mr. Derbyshire and Dr. Forbes had 212,895, 63,428 and 50,188 shares respectively of unvested restricted stock outstanding as of December 31, 2009.
(2)	All payments reported in this column were paid in the discretion of the Compensation Committee based upon achievement against 2007, 2008 and 2009 corporate objectives set in February 2007, February 2008 and February 2009, respectively.

(3)	Consists of the following for each Named Executive Officer:

Name	Year	401(k) Company Match	Group Term Life Premiums	Accrued Personal Time
Carolyn J. Logan	2009	$11,025	$3,564	$—
	2008	10,350	3,564	—
	2007	10,125	2,322	95,385
Adam C. Derbyshire	2009	11,025	540	—
	2008	10,350	540	—
	2007	10,125	135	—
William P. Forbes	2009	11,025	810	—
	2008	10,350	810	—
	2007	10,125	203	—

Also includes a payment of $740 to each of Ms. Logan, Mr. Derbyshire and Dr. Forbes paid in connection with their employment agreements entered into in July 2009 and a payment of $12,872 in 2008 to Dr. Forbes for travel expenses related to attending a medical meeting in Europe.

GRANTS OF PLAN-BASED AWARDS FOR 2009

The following table provides information regarding grants of plan-based awards made to our Named Executive Officers in 2009. All shares of restricted stock granted to the Named Executive Officers for services in 2009 were granted in the discretion of the Company’s Compensation Committee under our 2005 Stock Plan. For a discussion of the 2005 Stock Plan and the grants made thereunder, see “Compensation Discussion and Analysis.”

	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards; Number of Shares of Stock or Units(#)(2)	Grant Date Fair Value of Stock(3)
Name		Threshold	Target	Maximum
Carolyn J. Logan	07/01/09	$0.00	$481,975	$602,468	94,220	$928,067
Adam C. Derbyshire	07/01/09	0.00	205,000	256,250	31,010	305,449
William P. Forbes	07/01/09	0.00	162,000	202,500	21,890	215,617

(1)	Reflects minimum, target and maximum payments possible under 2009 corporate objectives bonus plan. The 2009 target bonuses for our Named Executive Officers were based on a percentage of their annual salaries as follows: Ms. Logan – 65%, Mr. Derbyshire – 50% and Dr. Forbes – 45%. The maximum bonus payments for our Named Executive Officers for 2009 were targeted at 81.25% of annual salary for Ms. Logan, 62.5% for Mr. Derbyshire and 56.25% for Dr. Forbes. However, the Compensation Committee retains the authority to exceed that amount for exemplary performance. Due to Ms. Logan’s efforts in managing the Company in 2009 and the Company’s exceptional performance last year, the Compensation Committee awarded Ms. Logan a bonus equal to approximately 88% of her salary. Actual payments made in April 2010 are reflected in the Summary Compensation Table above.
(2)	The named executive officers were each granted the number of shares of restricted common stock provided next to their names in the table on July 1, 2009. All grants of restricted common stock vest annually in four equal installments beginning on July 1, 2010, subject to continued employment.
(3)	The grant date fair value of the restricted stock awards is calculated in accordance with FASB ASC Topic 718.

OUTSTANDING EQUITY AWARDS AT 2009 FISCAL YEAR END

The following table contains information concerning unexercised stock options and shares of restricted stock that have not vested for the Named Executive Officers as of December 31, 2009.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable(#)	Number of Securities Underlying Unexercised Options Unexercisable(#)(1)	Option Exercise Price($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)		Market Value of Shares or Units of Stock That Have Not Vested($)(2)
Carolyn J. Logan	44,000	—	$17.63	06/09/2015	212,895	(3)	$5,405,404
	33,750	—	18.87	06/17/2014
	65,625	—	18.87	06/17/2014
	33,750	—	7.60	07/24/2013
	285,000	—	4.07	07/01/2012
	75,000	—	1.13	06/01/2010
Adam C. Derbyshire	20,000	—	17.63	06/09/2015	63,428	(4)	1,610,437
	30,000	—	18.87	06/17/2014
	90,000	—	8.00	05/30/2013
	30,000	—	4.07	07/02/2012
William P. Forbes	6,250	—	17.63	06/09/2015	50,188	(5)	1,274,273
	90,000	—	17.53	12/16/2014

(1)	On December 30, 2005, our Board of Directors accelerated the vesting on all outstanding stock options.
(2)	Market value is computed by multiplying the number of restricted shares by $25.39, the closing price of our common stock on the Nasdaq Global Select Market on December 31, 2009.
(3)	The unvested portion of Ms. Logan’s awards will vest as follows: 17,438 restricted shares will vest on July 1, 2010; 35,770 restricted shares will vest in two equal annual installments beginning on July 1, 2010; 65,467 restricted shares will vest in two equal annual installments beginning on July 1, 2010; and 94,220 restricted shares will vest in four equal annual installments beginning on July 1, 2010.
(4)	The unvested portion of Mr. Derbyshire’s awards will vest as follows: 4,725 restricted shares will vest on July 1, 2010; 9,693 restricted shares will vest in two equal annual installments beginning on July 1, 2010; and 18,000 restricted shares will vest in two equal annual installments beginning on July 1, 2010; and 31,010 restricted shares will vest in four equal annual installments beginning on July 1, 2010.
(5)	The unvested portion of Dr. Forbes’ awards will vest as follows: 3,375 restricted shares will vest on July 1, 2010; 6,923 restricted shares will vest in two equal annual installments beginning on July 1, 2010; 18,000 restricted shares will vest in two equal annual installments beginning on July 1, 2010; and 21,890 restricted shares will vest in four equal annual installments beginning on July 1, 2010.

OPTION EXERCISES AND STOCK VESTED IN 2009

The table below sets forth information concerning the exercise of stock options and vesting of restricted stock for each named executive officer during 2009.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise(#)	Value Realized on Exercise($)(1)	Number of Shares Acquired on Vesting(#)	Value Realized on Vesting($)(2)
Carolyn J. Logan	45,000	$950,400	68,056	$670,352
Adam C. Derbyshire	150,000	2,175,495	18,571	182,924
William P. Forbes	—	—	15,836	155,985

(1)	Value represents market value at date of exercise less the exercise price.
(2)	Value represents market value on the date of vesting.

EMPLOYMENT AGREEMENTS AND CHANGE IN CONTROL ARRANGEMENTS

We entered into employment agreements with Carolyn J. Logan in January 2003 for the position of President and Chief Executive Officer, Adam C. Derbyshire in May 2003 for the position of Senior Vice President, Finance and Administration and Chief Financial Officer and William P. Forbes in January 2005 for the position of Vice President, Research and Development and Chief Development Officer. Upon a review of market competitive and best practices, we amended each employment agreement in June 2008 to provide for severance upon change in control in certain circumstances. In July 2009, we also entered into a new employment agreement with Ms. Logan that was approved in April 2009 to modify payments she would receive as President and Chief Executive Officer upon a change in control. In July 2009, we entered into new employment agreements with Mr. Derbyshire and Dr. Forbes that were approved in April 2009 in connection with their promotions to the positions of Executive Vice President, Finance and Administration and Chief Financial Officer and Senior Vice President, Research and Development and Chief Development Officer, respectively. In March 2010, we amended Dr. Forbes’ employment agreement in connection with his promotion to the position of Executive Vice President, Research and Development and Chief Development Officer.

Under their current employment agreements, Ms. Logan, Mr. Derbyshire and Dr. Forbes have annual salaries of $771,160, $426,400 and $406,800, respectively. While employed by Salix, each officer may be given a cash bonus within the discretion of the Compensation Committee, which does so under our annual incentive management by objective plans. Each agreement prohibits the officer from entering into employment with any direct competitor and from soliciting any employee of Salix to leave Salix while the agreement is in effect and for one year after termination of the agreement. The agreements have no set term.

The current employment agreement of each officer will remain in effect until (1) we terminate the officer, whether for “reasonable cause” or not (“reasonable cause” includes when the officer commits gross negligence, fraud, dishonesty or willfully violates any significant written policy of Salix, when the officer is convicted of a felony or certain serious crimes, when the officer willfully fails to perform his or her duties, fails to cooperate in a legitimate investigation or intentionally acts in conflict of interest with respect to Salix), (2) the officer terminates, whether for “good reason” or not (“good reason” includes diminution in duties, a reduction in the officer’s salary or benefits, failure to pay the officer due compensation, relocation of the officer or any material breach by Salix of the agreement), or (3) the officer’s death or incapacitating disability.

In the event of termination by us without reasonable cause or by the officer with good reason, the officer under his or her current employment agreement will be paid his or her then monthly salary for 24 months for Ms. Logan, 18 months for Mr. Derbyshire and 18 months for Dr. Forbes. In such event, the officer may also be paid a pro rata portion of his or her bonus, if any, for the year in which termination occurs, as we determine. In addition, we will pay the officer for the same period of time all benefits to which he or she was entitled at the time of termination. Under our 2005 Stock Plan, unvested shares of restricted stock are forfeited to Salix when the officer is terminated by us without reasonable cause or resigns with good reason. If a severance payment had been triggered on December 31, 2009, Salix would have been obligated to pay Ms. Logan $1,483,000 in salary, a maximum $602,469 bonus in our discretion and $483 per month in benefits for 24 months. If a severance payment had been triggered on December 31, 2009, we would have been obligated to pay Mr. Derbyshire $615,000 in salary, a maximum $256,250 bonus in our discretion and $1,045 per month in benefits for 18 months. If a severance payment had been triggered on December 31, 2009, when Dr. Forbes was our Senior Vice President, Research and Development and Chief Development Officer, we would have been obligated to pay Dr. Forbes $540,000 in salary, a maximum $202,500 bonus in our discretion and $1,554 per month in benefits for 18 months.

In the event of termination by us without reasonable cause or by the officer with good reason, in each case within 12 months after a change in control of Salix (defined in the current employment agreements as any sale, transfer, merger, and/or similar disposition of Salix’s business, whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise), Ms. Logan, Mr. Derbyshire and Dr. Forbes will be paid their base salary as of the date of termination for a period of 36 months, 30 months and 30 months, respectively, under their current employment agreements, and will be paid a bonus equal to two times, one and one-half times and one and one-half times, respectively, the maximum annual bonus target. In addition, under their current employment agreements, Ms. Logan, Mr. Derbyshire and Dr. Forbes will be paid benefits for 36, 30 and 30 months, respectively. Under our 2005 Stock Plan, in the event of a change in control (as defined in the 2005 Stock Plan), unvested shares of restricted stock granted before June 18, 2009 immediately accelerate upon a change in control. However, unvested shares of restricted stock granted on or after June 18, 2009 that are not assumed by the acquiror upon a change in control only accelerate if, within three years following the change in control, the participant’s employment with Salix or any of its subsidiaries is terminated without “cause” or the participant resigns for “good reason,” as defined in the award agreements. If a severance payment had been triggered on December 31, 2009, Salix would have been obligated to pay Ms. Logan $2,224,500 in salary, a $1,204,938 bonus, and $483 per month in benefits for 36 months. If a severance payment had been triggered on December 31, 2009, we would have been obligated to pay Mr. Derbyshire $1,025,000 in salary, a $384,375 bonus, and $1,045 per month in benefits for 30 months. If a severance payment had been triggered on December 31, 2009 when Dr. Forbes was our Senior Vice President, Research and Development and Chief Development Officer, we would have been obligated to pay Dr. Forbes $720,000 in salary, a $303,750 bonus, and $1,554 per month in benefits for 24 months. If a severance payment had been triggered on December 31, 2009 when our stock price was $25.39, 118,675 shares of Ms. Logan’s restricted stock would accelerate (valued at $3,013,158), 32,418 shares of Mr. Derbyshire’s restricted stock would accelerate (valued at $823,093) and 28,298 shares of Dr. Forbes’ restricted stock would accelerate (valued at $718,486).

DIRECTOR COMPENSATION FOR 2009

The following table sets forth all compensation paid by us to our non-employee directors for the fiscal year ended December 31, 2009.

Name	Fees Earned or Paid in Cash($)(2)	Stock Awards($)(3)	Option Awards($)(4)	Total($)
John F. Chappell	$128,000	$119,776	—	$247,776
Thomas W. D’Alonzo	74,500	119,776	—	194,276
Richard A. Franco, Sr.	76,000	119,776	—	195,776
William Harral III(1)	29,500	—	—	29,500
William P. Keane	81,500	119,776	—	201,276
Mark A. Sirgo	68,500	119,776	—	188,276

(1)	Mr. Harral served on our Board of Directors until its 2009 annual meeting of stockholders, at which he did not stand for re-election.

(2)	Includes annual retainers for members of the Board of Directors and Audit Committee and retainers for the chairman of the Board and each of the Audit, Compensation and Nominating/Corporate Governance Committees. Also includes all Board and Committee meeting fees earned or paid in cash in 2009.
(3)	On July 13, 2006, July 1, 2007, July 1, 2008 and July 1, 2009 each of our non-employee directors on such dates was granted 10,000, 9,230, 12,676 and 12,160 shares of restricted stock, respectively. The restricted stock awards granted in 2006, 2007 and 2008 vested in their entirety on the first anniversary of their vesting commencement dates. The restricted stock award granted in July 2009 will vest in its entirety on the earlier of July 1, 2010 or the next annual election of directors, subject to continued service on our Board of Directors. On February 2, 2008, Dr. Sirgo was also granted 15,000 shares of restricted stock that vests one-third annually over three years beginning on February 4, 2009, subject to continued service on the Board of Directors. The reported amount in the table above of the restricted stock grant made in 2009 represents the aggregate grant date fair value of the award computed in accordance with FASB ASC Topic 718. As of December 31, 2009, the number of shares of restricted stock outstanding and number of vested shares of restricted stock held by each of our non-employee directors at that time was as follows: 44,066 shares of restricted stock outstanding for Mr. Chappell, of which 31,906 shares were vested; 35,460 shares of restricted stock outstanding for Mr. D’Alonzo, of which 23,300 shares were vested; 37,274 shares of restricted stock outstanding for Mr. Franco, of which 25,114 shares were vested; 33,073 shares of restricted stock outstanding for Mr. Keane, of which 20,913 shares were vested; and 34,356 shares of restricted stock outstanding for Dr. Sirgo, of which 12,196 shares were vested.
(4)	As of December 31, 2009, the number of shares underlying options held by each of our non-employee directors at that time was as follows: 90,000 shares for Mr. Chappell; 67,500 shares for Mr. D’Alonzo; 37,500 shares for Mr. Franco; and 67,500 shares for Mr. Keane. No options have been granted to Dr. Sirgo.

Director Compensation Philosophy

The general policy of our Board of Directors is that compensation for independent directors should be a mix of cash and equity-based compensation. For fiscal year 2009, the Compensation Committee evaluated the appropriate level and form of compensation for independent directors and recommended changes to the Board when appropriate. The Compensation Committee will make such compensation evaluations and recommendations annually. The Board reviews the Committee’s recommendations and then determines the amount of director compensation.

Fees Earned or Paid in Cash

We currently pay an annual retainer to our non-employee chairman in the amount of $75,000 and an annual retainer to our other non-employee directors in the amount of $30,000. We pay each of our non-employee directors $2,500 per Board meeting attended in person and $1,000 per Board meeting attended by telephone.

We pay an annual retainer of $7,000 to all non-chair Audit Committee members and $5,000 to all non-chair Compensation and Nominating/Corporate Governance Committees members. We pay annual retainers of $12,000 to the chairman of the Audit Committee and $9,000 to the chairpersons of the Compensation and Nominating/Corporate Governance Committees. We pay each member of the Audit Committee and each non-member director $1,000 per meeting attended, whether in person or by telephone. We pay each member of the Compensation and Nominating/Corporate Governance Committees and each non-member director $1,000 per meeting attended in person and $500 per meeting attended by telephone. We also reimburse each non-employee member of our Board for out-of-pocket expenses incurred in connection with attending Board and committee meetings.

Equity Compensation

We annually award each of our non-employee directors shares of restricted stock under our 2005 Stock Plan. All the restricted stock awarded to the non-employee directors vests on the earlier of the first anniversary of the vesting commencement date or the next annual election of directors, subject to continued service on the Board of Directors. On July 1, 2009, we granted each of our non-employee directors 12,160 shares of restricted stock that vest on the earlier of July 1, 2010 or the next annual election of directors.

August 30, 2010

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Dana Hartz

Re:	Salix Pharmaceuticals, Ltd.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 31, 2010

Proxy Statement on Schedule 14A

Filed April 30, 2010

File Number: 000-23265

Ladies and Gentlemen:

In connection with responding to comments of the Staff of the Securities and Exchange Commission with respect of the above-captioned filings as set forth in your letter of August 2, 2010, Salix Pharmaceuticals, Ltd. hereby acknowledges that:

•	Salix Pharmaceuticals, Ltd. is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Salix Pharmaceuticals, Ltd. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Salix Pharmaceuticals, Ltd.

By:	/s/ Adam C. Derbyshire
Chief Financial Officer